

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road
Suite 500
Itasca, IL 60143

> **Re:** **Gogo Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 9 from our letter dated January 19, 2012. Despite your response, it does not appear that you revised your summary to shorten it and to eliminate repetitive disclosure. We continue to believe that eliminating repetitive disclosure in your prospectus summary would be beneficial to investors. Please revise or advise.

2. In response to comment 11 from our letter dated January 19, 2012, you revised your disclosure to state that passengers have logged in to the Gogo service over 15 million times since the inception of your service to September 30, 2011. Please explain the significance of a passenger logging in as it relates to your generation of revenues.

3. We note your response to comment 12 from our letter dated January 19, 2012. Please either move your cross-reference to the definition of gross passenger opportunity so that it immediately follows your use of such term on page 2 or include your definition of this metric on page 2.

4. We note your response to comment 14 from our letter dated January 19, 2012 and your revised disclosure on page 3 which indicates that you present EBITDA because it "eliminates items that management believes have less bearing on our operating performance…" Please revise your disclosure to identify the items management believes have less bearing on your operating performance and therefore are excluded from this metric.

Risk Factors, page 15

"We have incurred operating losses in every quarter since we launched the Gogo service…," page 30

5. We note your response to comment 23 from our letter dated January 19, 2012 and your assertion that you cannot accurately predict or estimate the costs associated with your technology roadmap and international expansion. If you are unable to quantify such expenses, please tell us the basis for your statement on page 79 that your cash and cash equivalents on hand and anticipated cash generated from operating activities should be sufficient to meet your working capital and capital expenditure requirements for the next twelve months.

Use of Proceeds, page 44

6. We note your response to comment 25 from our letter dated January 19, 2012. If you do not have a specific plan for the offering proceeds, please discuss the principal reasons for the offering. See Item 504 of Regulation S-K."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

7. You disclose on page 54 that service revenue represents substantially all of your CA segment revenue, and it is derived primarily from Gogo Connectivity related revenue from purchases of individual sessions, monthly renewable subscriptions and multiple session packages, as well as fees paid by third party sponsors. It appears, therefore, that you should provide a quantitative and qualitative discussion and analysis of operating metrics that are tied to these sources of revenue. For example, while you list as key operating metrics your gross passenger opportunity and total average revenue per passenger based on gross passenger opportunity, you have not quantified the actual number of passengers who purchased your services during each period or the average

revenues per passenger who has used your services. However, it appears from your discussion of the changes in revenues on page 65 that you do consider "Connectivity take rate" and "average revenue per session" as key operating metrics that management uses to evaluate the performance of the company. Please expand your disclosure to quantify these and other key metrics so that investors can better understand the company's financial condition and operating performance, as well as its prospects for the future.

Critical Accounting Estimates, page 57

Indefinite-Lived Asset, page 57

8. We note your response to comment 32 from our letter dated January 19, 2012 and your belief that the Relief from Royalty method provided a more reliable fair value measurement for your FCC spectrum license. We further note that you utilized a 5% to 6% range for your estimated royalty rates in your Relief from Royalty method. Please address the following:

- You state that you were "able to observe publicly available information on licensing arrangements within the telecommunications industry and use those arrangements" to determine the royalty rate that a market participant would pay to use your spectrum. Tell us in more detail how you determined the royalty rate to be used, including the specific comparables used and the reasons why you believe such information was deemed appropriate considering the fact that there are "very infrequent sales of such air-to-ground spectrum licenses" and most likely even fewer licenses to use such air-to-ground spectrum.

- Considering the fact that you believe there is no comparable data to utilize the market or cost approaches, and in light of our question above as it relates to how a comparable royalty rate was determined, explain in more detail why you believe that the Greenfield approach is not appropriate. In this regard, it would seem that since there may not be corroborating data available, you may in fact have the most recent and relevant information to be utilized when valuing your FCC spectrum license using the Greenfield approach, considering that you have built up the network since your acquisition of this FCC spectrum in June 2006.

- Finally, tell us how you validated your results as determined using the Relief from Royalty method to ensure that the valuation was appropriate.

Derivative Liabilities and Fair Value Derivative Adjustments, page 58

9. We note your response to comment 33 from our letter dated January 19, 2012. It is unclear which estimates and assumptions most significantly impact the fair value of your derivative liabilities. In this regard, please expand this section to disclose the most

significant estimates and assumptions included in your PWERM approach. For example, you should consider discussing the assumptions used in your discounted cash flow scenarios and the probability assigned to each scenario in your model.

Share-Based Compensation, page 59

10. We note your response to comment 34 from our letter dated January 19, 2012. Considering that the fair value of your common stock increased approximately 80% from March 2011, please expand your discussion to provide more specific information about the relationship between your strong operating and financial performance and the increase in fair value of your common stock. You should also provide an indication of the weight that changes in your forecasts and discount rates had on the fair value.

Business, page 87

Drive Consumer Adoption and Monetization, page 93

11. We note your response to comment 39 from our letter dated January 19, 2012. Please expand your disclosure to explain how you intend to tailor your pricing and access options to address a wider range of consumer preferences.

Our Technology Roadmap, page 104

12. We note your response to comment 46 from our letter dated January 19, 2012. In light of the significance of the upgrade to your operations and the materiality of the costs, please quantify the costs associated with your contractual obligations to upgrade certain aircraft from ATG to ATG-4. In addition, please indicate the estimated timing of availability of your ATG-4 technology.

Privacy, page 110

13. We note your response to comment 50 from our letter dated January 19, 2012. Please tell us how you provide your privacy policy to your customers.

Certain Relationships and Related Party Transactions, page 141

Bridge Notes, page 141

14. Please disclose the amount of notes held by each related party and the number of shares of common stock each related party will receive upon conversion of the preferred stock upon the closing of the offering.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Matthew E. Kaplan, Esq.
        Debevoise & Plimpton LLP